Avisheh Avini | 212 692 6200 | aavini@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 1, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	IGI Laboratories, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014 File No. 001-08568

Attention of Johnny Gharib, Esq.

Ladies and Gentleman:

On behalf of IGI Laboratories, Inc. (the “Company”), and further to a telephone call with Johnny Gharib, Esq., we hereby request an extension to respond to the comments provided by a letter (the “Comment Letter”), dated November 12, 2014, from the staff at the Securities and Exchange Commission in relation to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as originally filed with the Commission on March 31, 2014. The Company is working diligently on responses to the Comment Letter and intends to submit its response and the accompanying proposed revised disclosure by December 3, 2014.

If you have any questions or comments regarding the Company’s anticipated timing for the submission of its response, kindly contact me at (212) 692-6200. Thank you for your time and attention.

Very truly yours,

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY & POPEO, P.C.

By:	/s/ Avisheh Avini
Avisheh Avini

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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